EXHIBIT 23.2

Consent of Independent Auditor

The Partners

Prologis, L.P.:

We consent to the incorporation by reference in Registration Statement No. 333-195316 on Form S-3; and Registration Statement No. 333-100214 on Form S-8 of Prologis, Inc. of our report dated August 4, 2015, relating to the combined statement of revenues and certain expenses of the KTR Portfolio for the year ended December 31, 2014. Our report dated August 4, 2015 contains an emphasis of matter paragraph referring to the fact that the combined statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of revenues and expenses.

KPMG LLP

Denver, Colorado

August 4, 2015